November 10, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	FibroGen, Inc.
Filed	on Form S-1

Registration No. 333-199069

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between October 30, 2014 and the date hereof, approximately 6,071 copies of the Preliminary Prospectus dated October 30, 2014 were distributed to prospective underwriters, institutional investors, prospective dealers, individuals, rating agencies and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. EST on November 13, 2014, or as soon thereafter as practicable.

[Signature page follows.]

Very truly yours,

GOLDMAN, SACHS & CO.
CITIGROUP GLOBAL MARKETS INC.
LEERINK PARTNERS LLC

As Representatives of the
Prospective Underwriters

GOLDMAN, SACHS & CO.

By:	/s/ Rich Cohn
Name: Rich Cohn
Title: Managing Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Jennifer Jarrett
Name: Jennifer Jarrett
Title: MDR

LEERINK PARTNERS LLC

By:	/s/ John I. Fitzgerald, Esq.
Name: John I. Fitzgerald, Esq.
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]